                                                                    EXHIBIT 99.2



                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD

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NOTICE OF CHANGES IN DIRECTOR'S SHAREHOLDING
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NAME OF DIRECTOR:                                Robert E La Blanc

DATE OF NOTICE TO COMPANY:                       10/10/2002

DATE OF CHANGE OF SHAREHOLDING:                  10/10/2002

NAME OF REGISTERED HOLDER:                       Robert E La Blanc

CIRCUMSTANCE(S) GIVING RISE TO THE INTEREST:     Others
PLEASE SPECIFY DETAILS:                          Allotted shares pursuant to the exercise of
                                                 rights to subscribe for new shares under
                                                 Chartered's rights offering


     INFORMATION RELATING TO SHARES HELD IN THE NAME OF THE REGISTERED HOLDER:-

NO. OF SHARES WHICH ARE THE SUBJECT OF THE TRANSACTION:        21,504
% OF ISSUED SHARE CAPITAL:                                     0.00086

AMOUNT OF CONSIDERATION (EXCLUDING BROKERAGE AND
 STAMP DUTIES) PER SHARE PAID OR RECEIVED:                     S$1.00

NO. OF SHARES HELD BEFORE THE TRANSACTION:                     26,880
% OF ISSUED SHARE CAPITAL:                                     0.0011

NO. OF SHARES HELD AFTER THE TRANSACTION:                      48,384
% OF ISSUED SHARE CAPITAL:                                     0.0019


     HOLDINGS OF DIRECTOR, INCLUDING DIRECT AND DEEMED INTEREST:-

                                                   DEEMED         DIRECT
                                                   ------         ------
NO. OF SHARES HELD BEFORE THE TRANSACTION:            0           26,880
% OF ISSUED SHARE CAPITAL:                            0           0.0011

NO. OF SHARES HELD AFTER THE TRANSACTION:             0           48,384
% OF ISSUED SHARE CAPITAL:                            0           0.0019

TOTAL SHARES:                                         0           48,384